UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
               (Amendment No.  8  )*



                Inamed Corporation
                 (Name of Issuer)


                   Common Stock
          (Title of Class of Securities)

                   453235103
                  (CUSIP Number)

              Jonathan Green, Esq.
            Appaloosa Management L.P.
           51 John F. Kennedy Parkway
             Short Hills, New Jersey
                      07078
                  (973) 376-5400
            Robert C. Schwenkel, Esq.
              Fried, Frank, Harris,
               Shriver & Jacobson
               One New York Plaza
            New York, New York 10004
                  (212) 859-8000


   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                   December 9, 1997
       (Date of Event which Requires Filing
                of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Exhibit Index:  Page 6
                 Page 1 of 6 Pages
                   SCHEDULE 13D

CUSIP No. 453235103              Page 2 of 6 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

          7    Sole Voting Power
      Number of4,593,355
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person4,593,355
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
     Person
     4,593,355

12   Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     37.64%

14   Type of Reporting Person*
     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                   SCHEDULE 13D

CUSIP No. 453235103              Page 3 of 6 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David A. Tepper

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

          7    Sole Voting Power
      Number of4,593,355
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person4,593,355
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
     Person
     4,593,355

12   Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     37.64%

14   Type of Reporting Person*
     IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SCHEDULE 13D

     This Amendment No. 8 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on August 26, 1996, as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997, Amendment No. 4 filed on May 13, 1997, Amendment No. 5 filed on June 12, 1997, Amendment No. 6 filed on July 14, 1997 and Amendment No. 7 filed on December
3, 1997 (the "Schedule 13D"), relates to the common stock of INAMED Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


 Item 5.Interest in Securities of the Issuer


     On December 9, 1997, in a privately-negotiated transaction, the Partnership, Palomino and Ferd purchased
$842,203, $680,458 and $191,625 principal amount of the 11%
Secured Convertible Notes due 1999 of the Company, respectively (or $1,714,286 principal amount of the Notes in the aggregate), at par.

     Pursuant to the Second Supplemental Indenture to the Indenture, dated as of July 2, 1997 (the "Second Supplemental Indenture") (Exhibit A hereto and incorporated by reference herein), such Notes are convertible into, and the Partnership, Palomino and Ferd may be deemed to have acquired beneficial ownership of, an additional 157,721, 127,431 and 35,886 Shares, respectively (or 321,038 Shares in the aggregate).

     Accordingly, as of the date hereof, the Partnership, Palomino, Ferd and Reliance may be deemed to have beneficial ownership of 2,324,323, 1,753,264, 428,919 and 86,849 Shares,
respectively (or 4,593,355 Shares in the aggregate).

(a)  This statement on Schedule 13D relates to 4,593,355
     Shares which may be deemed to be beneficially owned by the Reporting Persons and which constitute approximately
     37.64% of the issued and outstanding Shares.

(b) The Manager may be deemed to have sole voting and dispositive power with respect to 4,593,355 Shares. Mr.
     Tepper may be deemed to have sole voting and dispositive power with respect to 4,593,355 Shares.

(c)  Not applicable.

(d)  Not applicable.

  (e)Not applicable.



 Item 7.Material to Be Filed as Exhibits

      Exhibit A:Second Supplemental Indenture



                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 1997

     Appaloosa Management L.P.
      By:Appaloosa Partners Inc.,
     Its General Partner

      By:/s/ David A. Tepper
     David A. Tepper
     President


     David A. Tepper


     /s/ David A. Tepper

                   EXHIBIT INDEX


Exhibit
Exhibit Name
Page


A
Second
Supplemental
Indenture
[Incorporated by
reference to
Exhibit 10.2 to
the Report on Form
8-K of the Company
filed July 14,
1997]